

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2014

Via E-mail
Mr. Richard Poulton
Chief Financial Officer
Allscripts Healthcare Solutions, Inc.
222 Merchandise Mart Plaza, Suite 2024
Chicago, IL 60654

>   **Re: Allscripts Healthcare Solutions, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2013**
>   **Filed March 3, 2014**
>   **File No. 001-35547**

Dear Mr. Poulton:

We have reviewed your letter dated August 15, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 1, 2014.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 47

1.   We note your response to prior comment 1. It is not clear to us whether you believe each of the nine reporting units had fair values substantially in excess of their respective carrying values. In this regard, you note all of your reporting units, except for one, had

fair values exceeding carrying values by greater than 40%. The other reporting unit had a fair value in excess of carrying value by 14%, which you believe was reasonable and reflected the favorable execution of the integration of dbMotion Ltd. and Jardogs LLC. Please tell us whether you consider the 14% to be substantially in excess of carrying value for this reporting unit, and if so provide us with an explanation as to why you believe this low percentage is substantially in excess of carrying value. Further, if you believe that this reporting unit's estimated fair value does not substantially exceed the carrying value, please confirm that you will disclose in future filings the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test and describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value. As part of your response, please provide your draft disclosure.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief